

October 26, 2010

Mr. Christopher J. Reinhard
Chief Executive Officer
Cardium Therapeutics, Inc.
12255 El Camino Real, Suite 250
San Diego, CA 92130

> **Re:** **Cardium Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File Number: 001-33635**

Dear Mr. Reinhard:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 2

1. Please provide draft disclosure for future filings that expands your disclosure in your Business section to include a description of the material terms of your license or transfer agreements with each of Schering AG Group, New York University, Yale University, Regents of the University of California and the University of Michigan. Such description should include the products to which each agreement relates, annual license fees, milestone payments made to date and payable in the future, royalty rates, term and termination provisions. Please also identify the first filing in which you will include this draft disclosure.

Intellectual Property, page 9

2. Please provide draft disclosure for future filings that expands your disclosure to identify each of your material owned or licensed patents, the products to which each relates and the duration of such patents. Please also identify the first filing in which you will include this draft disclosure.

Notes Condensed Consolidated Financial Statements

Note 6. Derivative Liabilities, page 51

3. Please explain to us why you use the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants. The Black-Scholes model does not take into account the warrants' down-round protection. It appears to us that the price adjustment feature would add value to the warrant for which the binomial or lattice models are better suited.

4. You have recorded some of your warrants as liabilities pursuant to ASC 815-10 due to price protection features that require derivative treatment. Some of those price protection features have expired or no longer contain price protection features and you have reclassified those warrants as equity. Some of your warrants, however, including those you have reclassified as equity were issued in connection with registered unit offerings in 2008 and 2010. Unless the terms of these warrants allow you, at your option, to settle them in unregistered shares or the terms of these warrants otherwise require the warrant holder to settle them in unregistered shares if the shares are not registered, you must settle the warrants by issuing registered shares and, therefore, liability classification would appear to be required. Please confirm that warrants for registered unit offerings that you classify as equity do not meet the requirement to be classified as a liability, and provide us the specific warrant agreement terms that allow you to settle in unregistered shares or that require the warrant holder to settle in unregistered shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Attorney Advisor at (202) 551-3873 or Jennifer C. Riegel, Attorney Advisor at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant